Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 333-146406

ULTRAPAR PARTICIPAÇÕES S.A.
NIRE 35.300.109.724 - CNPJ/MF 33.256.439/0001-39
Companhia Aberta

Extraordinary Shareholders Meeting
Held on December 18, 2007

1.           Date, time and Location. Held on December 18, 2007 at 7 p.m. at the company headquarters of Ultrapar Participações S.A. (“ULTRAPAR”), located at Avenida Brigadeiro Luiz Antonio, 1.343, 9th floor, in the city of São Paulo, State of São Paulo.

2.           Convening. Convening notices were published in the newspapers: “Valor Econômico” in the editions of November 14, 16 and 19, 2007 and “Diário Oficial de SP” in the editions of November 14, 15 and 19, 2007.

3.           Presence. Shareholders representing more than 2/3 of the common shares of ULTRAPAR, in accordance with the signatures appearing in the Register of Shareholders Present, thus constituting a legal quorum for the approval of the matters cited as the order of the day. Present were also the director of ULTRAPAR, Mr. André Covre and representatives of KPMG Auditores Independentes (“KPMG”), Deutsche Bank Securities Inc. (“Deutsche Bank”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Mrs. Alexandre Heinerman, José Securato, Gustavo de Campos Santos e Ana Cristina França Souza, respectively. Present also were fiscal council members, Mrs. Mario Probst, Wolfgang Eberhard Rohrbach and Flavio César Maia Luz.

4.           Presiding. Mauro Teixeira Sampaio - Chairman; Pedro Costa - Secretary.

5.           Matters discussed and deliberated. The Chairman announced that the objective of the Extraordinary Shareholders Meeting was to deliberate on the following: (i) to exchange the shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), a publicly traded company, whose headquarters are located at Rua Engenheiro Heitor Amaro Barcellos, 551, City of Rio Grande, State of Rio Grande do Sul, inscribed under CNPJ/MF Nº 94.845.674/0001-30, by ULTRAPAR, to become a wholly-owned subsidiary of ULTRAPAR; (ii) to exchange the shares issued by

Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), a publicly traded company, whose headquarters are located at Avenida Dolores Alcaraz Caldas, 90, City of Porto Alegre, State of Rio Grande do Sul, inscribed under CNPJ/MF Nº 92.689.256/0001-76, by ULTRAPAR, to become a wholly-owned subsidiary of ULTRAPAR; and (iii) to exchange the shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), a publicly traded company, whose headquarters are located at Rua Francisco Eugênio, 329, City of Rio de Janeiro, State of Rio de Janeiro, inscribed under CNPJ/MF Nº 33.069.766/0001-81, by ULTRAPAR, to become a wholly-owned subsidiary of ULTRAPAR. The holders of ordinary shares decided as follows:

5.1.                      To draw up the minutes of this meeting in the form of a summary of the deliberations, publishing with the omission of the shareholders present, in accordance with Article 130 and its paragraphs, of Law 6.404/76, by which the declarations of vote, protest or dissent will be counted, received and authenticated by the chairman of the meeting, and filed at company headquarters.

5.2.                      To approve the terms and conditions of (i) the “Protocol and justification for the exchange of the shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of RPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by RPI for 0.79850 preferred share issued by ULTRAPAR, (Document 1), (ii) the “Protocol and justification for the exchange of the shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” signed by the management of DPPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by RPI for 0.64048 preferred share issued by ULTRAPAR, (Document 2), and (iii) the “Protocol and justification for the exchange of the shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” signed by the management of CBPI and ULTRAPAR on November 9, 2007, which envisages the replacement of 1 (one) ordinary or preferred share issued by RPI for 0.41846 preferred share issued by ULTRAPAR, (Document 3), and all its annexes, with ratification and approval of the hiring of the various valuation companies responsible for the drawing up of the valuation reports annexed to the Protocol and Justification documents.

5.3.                      Despite the deliberation above, to ratify and approve the nomination and hiring of Deutsche Bank to valuate RPI, DPPI, CBPI and ULTRAPAR, based on the criteria of prospect of future profitability of these companies (“Economic and Financial Valuation (Deutsche Bank)”) (Document 4), with the purpose of the exchange of the shares issued by RPI, DPPI e CBPI (including article 252, §1º of Law nº 6,404/76). The Economic and Financial Valuation (Deutsche Bank) resulted in the following ranges: (i) R$51.63 (fifty one reais and sixty three cents) to R$57.06 (fifty seven reais and six cents) per share issued by RPI, (ii) R$41.11 (forty one reais and eleven cents) to R$45.44 (forty five reais and forty four cents) per share issued by DPPI, (iii) R$26.97 (twenty six reais and ninety seven cents) to R$29.81 (twenty nine reais and eighty one cents) per share issued by CBPI and (iv) R$64.48 (sixty four reais and forty eight cents) to R$71.26 (seventy one reais and twenty six cents) per share issued by ULTRAPAR, with the approval of the valuation report hereby referred to.

5.4.            To approve the capital increase of ULTRAPAR as a result of the exchange of shares issued by RPI, DPPI and CBPI by the Company, from R$946,034,662.97 (nine hundred and forty six million, thirty four thousand, six hundred and sixty two reais and ninety seven cents) to R$ 3,696,772,957.32 (three billion, six hundred and ninety six million, seven hundred and seventy two thousand, nine hundred and fifty seven reais and thirty two cents), with the consequent issuance of 54,770,590 (fifty four million, seven hundred and seventy thousand, five hundred and ninety) new preferred nominative shares without par value.

5.5.            To approve the proposal to alter the caput and Paragraph 1 of Article 5 of ULTRAPAR bylaws, the following sentence be written into the bylaws:

“Article 5 - The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion, six hundred and ninety six million, seven hundred and seventy two thousand and nine hundred and fifty seven reais and thirty two cents), divided into 136,095,999 (one hundred and thirty six million, ninety five thousand and nine hundred and ninety nine) shares without par value in registered form, including 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 86,666,102 (eighty six million, six hundred and sixty six thousand and one hundred and two) preferred shares”

“Paragraph 1 – The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of  the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued.”

5.6.            To authorise the directors of ULTRAPAR to carry out all the acts necessary to formalise the exchange of the shares issued by RPI, DPPI and CBPI with the relevant public bodies and third-parties in general.

6.           Quorum, abstentions, voting declarations and protests received. All the decisions were taken by unanimous vote, except for Parth Investments Company and the shareholder Renato Ochman, who abstained from voting.

7.           Closing. There being no further business to discuss, the minutes of this meeting were transcript, and after being read and approved, were signed by the shareholders representing the quorum needed for the approval of the decisions reached at this meeting.

São Paulo, December 18, 2007

Mauro Teixeira Sampaio	Pedro Costa
Chairman	Secretary

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.